BD 3/6

03013028

SECURITI[illegible] ...SSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: October 31, 2004 | |
| Estimated average burden hours per response . . . 12.00 | |

RECEIVED MAR 04 2003

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48011 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING *1/1/2002* (MM/DD/YY) AND ENDING *12/31/2002* (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

*R.C. Securities, INC.*

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

*780 Third Avenue, 5th Floor*

(No. and Street)

| *New York* | *NY* | *10017* |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Stephen Coles** **212 4519144**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

*Ernst & Young LLP*

(Name – *of individual, state last, first, middle name*)

| **900 United Center, 500 Virginia street** | **Charleston** | **WV** | **25301** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/21

KINGDOM OF ENGLAND }
} SS
CITY OF LONDON }

# OATH OR AFFIRMATION

I, STEPHEN COLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RC SECURITIES INC, as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

STEPHEN COLES.
Signature

Fin Op.
Title

Notary Public

Notary Public, London, England (Ella E. Imison)

My Commission expires at Death

Saville & Co.
- Notaries -
... House
... Street
London EC2V 7NA
... 020 7920 0000
... 020 7920 0088

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (q) Statement Regarding Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RC Securities, Inc.

Statement of Financial Condition

December 31, 2002

## Contents


Report of Independent Auditors .......... 1

Statement of Financial Condition .......... 2
Notes to Statement of Financial Condition .......... 3


ERNST & YOUNG

ERNST & YOUNG

Ernst & Young LLP
900 United Center
500 Virginia Street East (25301)
P.O. Box 2906
Charleston, West Virginia 25330

Phone: (304) 343-8971
Fax: (304) 357-5994
www.ey.com

# Report of Independent Auditors

To the Stockholder of RC Securities, Inc.

We have audited the accompanying statement of financial condition of RC Securities, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RC Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2003

RC Securities, Inc.

Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash | $ 1,395,938 |
| Receivables from clearing brokers, net | 222,318 |
| Due from affiliates | 149,316 |
| Fixed assets, net | 109,471 |
| Other assets | 46,878 |
| Total assets | $ 1,923,921 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Accounts payable and accrued expenses | 196,751 |
| Due to affiliates | 90,489 |
| | $ 287,240 |
| Total stockholder's equity | 1,636,681 |
| | |
| Total liabilities and stockholder's equity | $ 1,923,921 |

*See notes to statement of financial condition.*

## 1. Organization

RC Securities, Inc. (the "Company") operates as a fully disclosed broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Renaissance UK Holdings Limited (the "Parent"), a UK registered securities broker, which is a wholly-owned subsidiary of Renaissance Capital Holdings Limited ("RCHL"). RCHL is primarily engaged in the Russian and CIS financial markets and provides a full range of financial services to a diverse group of clients. RCHL is incorporated in Hamilton, Bermuda.

The Company is engaged principally in the purchase and sale of American Depository Receipts and Global Depository Receipts linked to the Russian equity market. The Company provides its foreign affiliates with access to major financial institutions primarily located in the United States and Latin America. All trades are executed on a risk-less principal basis. In exchange for these services, the Company earns commission and investment advisory fees from its affiliate.



## 2. Significant Accounting Policies

### Use of Estimates

The preparation of Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

### Cash Equivalent

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

## 2. Significant Accounting Policies (continued)

### Fixed Assets

Furniture, equipment and computer software are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of the respective assets, ranging from three to five years.

Leasehold improvements are being amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

### Income Taxes

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

## 3. Net Capital Requirement

The Company is a member of the NASD, and is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Pursuant to the Company's agreement with the NASD, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2002, the Company had net capital of $1,331 thousand, which was $1,231 thousand in excess of its required net capital of $100 thousand. The Company's ratio of aggregate indebtedness to net capital was approximately .22 to 1 at December 31, 2002.

## 3. Net Capital Requirement (continued)

Proprietary balances, if any, held at the clearing brokers ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing brokers, which require, among other things, that the clearing brokers perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

## 4. Receivables from Clearing Brokers, Net

Amounts receivable from the clearing brokers at December 31, 2002, consist of the following:

| | | |
|---|---|---|
| Cash deposit with clearing broker | $ | 200,000 |
| Net receivable for unsettled trades | | 8,057 |
| Other receivables | | 14,261 |
| | $ | 222,318 |



The Company clears all proprietary and customer trades on a fully disclosed basis through its clearing broker Penson Financial Services, Inc. In June 2002 the Company changed its clearing broker from Pershing Securities Corporation, a subsidiary of Donaldson, Lufkin and Jenrettes, to Penson Financial Services Inc. In the normal course of business the Company will have unsettled securities transactions, which normally settle in three business days. Receivables and payables for unsettled securities transactions are recorded net within the accompanying Statement of Financial Condition.

## 5. Fixed Assets

Fixed assets at December 31, 2002 consist of the following:

| | |
|---|---|
| Equipment | $ 145,599 |
| Leasehold improvements | 23,295 |
| Computer software | 19,376 |
| Furniture and fixtures | 2,996 |
| | 191,266 |
| Less accumulated depreciation | (81,795) |
| | $ 109,471 |

## 6. Income Taxes

The Company uses different methods and estimated useful lives for depreciating fixed assets for financial reporting than for income tax purposes. The tax effect of this temporary difference is provided for as deferred taxes. At December 31, 2002, the net operating losses and temporary differences, net of the valuation allowance, have been recognized as deferred tax assets and liabilities.

At December 31, 2002, the net deferred tax asset consists of the following components:

| | |
|---|---|
| Deferred tax assets | $ 62,758 |
| Deferred tax liabilities | (29,925) |
| Valuation allowance for credits expected to expire unused | (32,833) |
| Net deferred tax asset | $ – |



## 7. Related Party Transactions

The Company earns commission and investment advisory fees for extending the affiliate's Russian equity sales activities in both the United States and Latin American markets. At December 31, 2002, the Company was owed $110,250 related to these fees and is reflected in the Statement of Financial Condition as a component of due from affiliate.

A different foreign affiliate provides various management, accounting and administrative services on the Company's behalf. At December 31, 2002, $68,321 is owed by the Company and is reflected on the Statement of Financial Condition as a component of due to affiliate.

## 8. Commitments, Contingent Liabilities and Concentration of Credit Risk

The Company leases office space under an operating sublease expiring in November 2003. Minimum future rental payments under the lease as of December 31, 2002 are $62,645.

Pursuant to clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

## 8. Commitments, Contingent Liabilities and Concentration of Credit Risk (continued)

The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In that regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no significant unsecured customer balances maintained by its clearing brokers and subject to such indemnification. Customer transactions introduced by the Company are typically collateralized by customer securities or supported by other types of recourse provisions. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2002 and during the year then ended, there were no amounts to be indemnified to the clearing broker for these accounts.

During the year ended December 31, 2002, the Company introduced several customers to its clearing broker. All trades executed during 2002 were done so on a principal basis.

The Company maintains its cash balances with one financial institution. The balances held at this location are in excess of federal insurance limits.



## 9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

## 10. Subsequent Events

Pursuant to NASD Rule 1017, the NASD granted the continuing membership application of the Company with regard to its request to act as a lead underwriter in the best efforts or firm commitment offerings. The decision became effective on January 27, 2003.